UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Harmonic Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

413160102

(CUSIP Number)

SAMANTHA NASELLO

SCOPIA CAPITAL MANAGEMENT LP

152 West 57th Street, 33rd Floor

New York, New York 10019

(212) 370-0303

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 10, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 413160102

1	NAME OF REPORTING PERSON

SCOPIA CAPITAL MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,892,041
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,892,041
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,892,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

PN, IA

2

CUSIP No. 413160102

1	NAME OF REPORTING PERSON

SCOPIA MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,892,041
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,892,041
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,892,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

CO, HC

3

CUSIP No. 413160102

1	NAME OF REPORTING PERSON

MATTHEW SIROVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,892,041
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,892,041
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,892,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

IN, HC

4

CUSIP No. 413160102

1	NAME OF REPORTING PERSON

JEREMY MINDICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,892,041
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,892,041
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,892,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

IN, HC

5

CUSIP No. 413160102

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Scopia Capital Management LP (“Scopia Capital”), Scopia Management, Inc. (“Scopia Management”), Matthew Sirovich and Jeremy Mindich (collectively, the “Reporting Persons”) on March 8, 2021, as amended by Amendment No. 1 filed on April 12, 2021, Amendment No. 2 filed on August 5, 2021, Amendment No. 3 filed on March 29, 2022, Amendment No. 4 filed on August 2, 2022, Amendment No. 5 filed on September 2, 2022 and Amendment No. 6 filed on October 19, 2022. This Amendment No. 7 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The shares of common stock, $0.001 par value per share, of the Issuer (the “Shares”) reported herein were purchased with the working capital of the Investment Vehicles (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,892,041 Shares held in the aggregate by the Investment Vehicles is approximately $50,097,110, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (c) and (e) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 111,070,678 Shares outstanding as of February 22, 2023, which is the total number of Shares outstanding as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 28, 2023.

As of the close of business on April 11, 2023, each of Scopia Capital, Scopia Management and Messrs. Sirovich and Mindich may be deemed to beneficially own the 4,892,041 Shares, constituting approximately 4.4% of the Shares outstanding, held in the aggregate by the Investment Vehicles.

The Investment Vehicles have delegated to Scopia Capital sole voting and investment power over the securities held by the Investment Vehicles pursuant to their respective Investment Management Agreements with Scopia Capital. As a result, each of Scopia Capital, Scopia Management, as the general partner of Scopia Capital, and Messrs. Sirovich and Mindich, as Managing Directors of Scopia Management, may be deemed to exercise voting and investment power over the Shares directly held by the Investment Vehicles. The Investment Vehicles specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with Scopia Capital.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons (on behalf of the Investment Vehicles) during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.

(e)       As of April 10, 2023, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

6

CUSIP No. 413160102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2023

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc. General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH

7

CUSIP No. 413160102

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

SCOPIA CAPITAL MANAGEMENT LP
(On Behalf of the Investment Vehicles)

Purchase of Common Stock	1,100	13.5273	02/21/2023
Purchase of Common Stock	75,000	13.4695	02/21/2023
Purchase of Common Stock	30,000	13.1579	02/21/2023
Purchase of Common Stock	97,679	13.0876	02/21/2023
Purchase of Common Stock	83,000	13.0986	02/22/2023
Purchase of Common Stock	20,000	13.1375	02/22/2023
Purchase of Common Stock	17,000	13.2707	02/23/2023
Purchase of Common Stock	35,000	13.2700	02/23/2023
Purchase of Common Stock	57,500	13.2477	02/24/2023
Purchase of Common Stock	37,500	13.2947	02/27/2023
Purchase of Common Stock	400	13.3000	02/27/2023
Purchase of Common Stock	59,600	13.2994	02/28/2023
Purchase of Common Stock	40,000	13.1363	03/01/2023
Purchase of Common Stock	53,300	12.8887	03/02/2023
Purchase of Common Stock	31,634	12.8326	03/02/2023
Purchase of Common Stock	25,000	12.7753	03/02/2023
Purchase of Common Stock	75,000	12.8503	03/03/2023
Sale of Common Stock	(1,817)	12.2087	03/10/2023
Sale of Common Stock	(9,271)	12.0088	03/13/2023
Sale of Common Stock	(1,686)	12.5192	03/15/2023
Sale of Common Stock	(11,836)	12.3793	03/17/2023
Sale of Common Stock	(101,580)	13.8812	03/27/2023
Sale of Common Stock	(147,020)	13.9160	03/28/2023
Sale of Common Stock	(22,980)	13.8504	03/28/2023
Sale of Common Stock	(61,705)	13.9881	03/29/2023
Sale of Common Stock	(169,295)	14.1851	03/30/2023
Sale of Common Stock	(583)	14.4340	03/31/2023
Sale of Common Stock	(400,470)	15.3005	04/10/2023
Sale of Common Stock	(50,000)	15.2523	04/10/2023
Sale of Common Stock	(50,000)	15.2529	04/10/2023
Sale of Common Stock	(50,000)	15.3720	04/10/2023
Sale of Common Stock	(45,077)	15.5016	04/10/2023
Sale of Common Stock	(200,000)	15.3837	04/10/2023
Sale of Common Stock	(100,300)	15.4560	04/11/2023
Sale of Common Stock	(53,870)	15.2905	04/11/2023
Sale of Common Stock	(50,000)	15.5015	04/11/2023
Sale of Common Stock	(50,000)	15.4660	04/11/2023